THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

February 7, 2008

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134

Dear Mr. Reynolds:

     In response to your letter of comments dated January 24, 2008, please be advised as follows:

General

1.	The information requested has been provided.

2.	The information requested has been provided.

3.	The exhibit requested has been provided.

4.	The information requested has been provided.

5.	Woodburn Holdings does not provide consulting services.

Summary of Our Offering

Our Business

6.	The information requested has been provided. The permission is verbal.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
February 7, 2008

Risk Factors

7.	The information requested has been provided.

8.	The information requested has been provided.

Business

9.	The information has been deleted.

Management’s Discussion and Analysis

10.	The information has been added. The additional information has been provided.

11.	The plan of operation has been expanded to twelve months.

Management

12.	Although not required by Form SB-2, the information has been provided.

Executive Compensation

13.	The footnote has been provided.

Principal Stockholders

14.	The footnote has been provided.

Certain Transactions

15.	The information has been provided.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
February 7, 2008

Part II

Item 28. Undertakings

16.	The undertakings have been revised.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak